Atlassian Announces Second Quarter Fiscal Year 2017 Results

Quarterly revenue of $148.9 million, up 36% year-over-year
Quarterly IFRS operating loss of $2.6 million and non-IFRS operating income of $27.6 million
Quarterly free cash flow of $44.5 million

SAN FRANCISCO (January 19, 2017) — Atlassian Corporation Plc (NASDAQ: TEAM), a leading provider of team collaboration and productivity software, today announced financial results for the second quarter of fiscal 2017 ended December 31, 2016, and released a shareholder letter on the Investor Relations section of its website at https://investors.atlassian.com.

“We delivered great results this quarter, as we saw strong performance across our cloud, server and data center products," said Scott Farquhar, Atlassian co-CEO and co founder. "Additionally, we announced plans to acquire Trello, a breakout collaboration service that has amassed more than 19 million registered users and is especially popular with business teams. The acquisition will extend Atlassian's leadership in powering all work for all teams.”

Second Quarter Fiscal Year 2017 Financial Highlights:
On an IFRS basis, Atlassian reported:

•	Revenue: Total revenue was $148.9 million for the second quarter of fiscal 2017, up 36% from $109.7 million for the second quarter of fiscal 2016.

•	Operating Loss: Operating loss was $2.6 million for the second quarter of fiscal 2017, compared with operating income of $3.4 million for the second quarter of fiscal 2016.

•
Net Loss and Net Loss Per Diluted Share: Net loss was $1.7 million for the second quarter of fiscal 2017, compared with net income of $5.1 million for the second quarter of fiscal 2016. Net loss per diluted share was $0.01 for the second quarter of fiscal 2017, compared with net income per diluted share of $0.03 for the second quarter of fiscal 2016.

•	Balance Sheet: Cash and cash equivalents and short-term investments at the end of the second quarter of fiscal 2017 totaled $795.3 million.

On a non-IFRS basis, Atlassian reported:

•	Operating Income: Operating income was $27.6 million for the second quarter of fiscal 2017, compared with $20.3 million for the second quarter of fiscal 2016.

•
Net Income and Net Income Per Diluted Share: Net income was $21.7 million for the second quarter of fiscal 2017, compared with $19.1 million for the second quarter of fiscal 2016. Net income per diluted share was $0.09 for the second quarter of fiscal 2017, compared with $0.11 per diluted share for the second quarter of fiscal 2016.

•
Free Cash Flow: Cash flow from operations for the second quarter of fiscal 2017 was $47.4 million, while capital expenditures totaled $2.9 million, leading to free cash flow of $44.5 million, an increase of 55% year-over-year.

A reconciliation of IFRS to non-IFRS financial measures has been provided in the financial statement tables included in this press release. An explanation of these measures is also included below, under the heading “About Non-IFRS Financial Measures.”

Recent Business Highlights:

•
Customer growth: Atlassian ended the second quarter of fiscal 2017 with a total customer count on an active subscription or maintenance agreement basis of 68,837, a 27% increase over December 31, 2015. Atlassian added 3,164 net new customers during the quarter.

•
Trello acquisition: On January 9, 2017, Atlassian announced that it entered into a definitive agreement to acquire Trello, one of the fastest growing cloud collaboration services. The acquisition is valued at approximately $425 million and is expected to close in the third quarter of fiscal 2017 ending March 31, 2017, subject to certain closing conditions and regulatory clearance.

•
New Chief People Officer: Atlassian welcomed Helen Russell as its new Chief People Officer in October 2016. Helen joined Atlassian from Sonos, where she was Chief Human Resources Officer, and before that ran global HR for Kantar, EMEA HR for Yahoo, and EMEA HR for Siebel Systems. Helen has a truly global background, having worked in the United Kingdom and Switzerland, as well as the United States.

Financial Targets:
Atlassian is providing its financial targets for the third quarter and full fiscal year 2017. The company’s financial targets are as follows:

•	Third Quarter Fiscal Year 2017:

•	Total revenue is expected to be in the range of $155 million to $157 million.*

•	Gross margin is expected to be approximately 80% on an IFRS basis and approximately 84% on a non-IFRS basis.

•	Operating margin is expected to be approximately (24%) on an IFRS basis and approximately 12% on a non-IFRS basis.

•	Weighted-average share count is expected to be in the range of 235 million to 237 million shares on a fully diluted basis.

•	Net loss per diluted share is expected to be approximately ($0.15) on an IFRS basis, and net income per diluted share is expected to be approximately $0.06 on a non-IFRS basis.

•	Fiscal Year 2017:

•	Total revenue is expected to be in the range of $611 million to $615 million.**

•	Gross margin is expected to be in the range of 81% to 82% on an IFRS basis and in the range of 84% to 85% on a non-IFRS basis.

•	Operating margin is expected to be approximately (16%) on an IFRS basis and approximately 15% on a non-IFRS basis.

•	Weighted-average share count is expected to be in the range of 234 million to 236 million shares on a fully diluted basis.

•	Net loss per diluted share is expected to be in the range of ($0.30) to ($0.29) on an IFRS basis, and net income per diluted share is expected to be in the range of $0.32 to $0.33 on a non-IFRS basis.

•	Free cash flow is expected to be in the range of $160 million to $165 million, which factors in capital expenditures that are expected to be approximately $15 million in fiscal 2017.

*Our third quarter fiscal 2017 revenue target includes a revenue contribution from Trello of approximately $1 million.
**Our full year fiscal 2017 revenue target includes a revenue contribution from Trello of approximately $4 million.

For fiscal year 2018, Trello is expected to be dilutive to IFRS earnings per share, and neutral to slightly accretive to non-IFRS earnings per share.

The above estimates relating to expected contributions from Trello include fair value write-down adjustments to acquired deferred revenue as part of purchase accounting for the acquisition.

With respect to Atlassian’s expectations under “Financial Targets” above, a reconciliation of IFRS to non-IFRS gross margin, operating margin, net income per diluted share, and free cash flow have been provided in the financial statement tables included in this press release.

Shareholder Letter and Webcast/Conference Call Details
A detailed shareholder letter is available on the Investor Relations section of Atlassian’s website at: https://investors.atlassian.com. Atlassian will host a webcast and conference call to answer questions today:

•	When: Thursday, January 19, 2017 at 2:00 P.M. Pacific Time (5:00 P.M. Eastern Time).

•
Webcast: A live webcast of the call can be accessed from the Investor Relations section of Atlassian’s website at: https://investors.atlassian.com. Following the call, a replay will be available on the same website.

•
Dial in: To access the call via telephone in North America, please dial 1-888-346-0688. For international callers, please dial 1-412-902-4250. Participants should request the “Atlassian call” after dialing in.

•
Audio replay: An audio replay of the call will be available via telephone for seven days, beginning two hours after the call. To listen to the replay in North America, please dial 1-877-344-7529 (access code 10097585). International callers, please dial 1-412-317-0088 (access code 10097585).

Atlassian has used, and will continue to use, its Investor Relations website at https://investors.atlassian.com as a means of disclosing material non-public information and for complying with its disclosure obligations.

About Atlassian
Atlassian unleashes the potential in every team. Our collaboration software helps teams organize, discuss and complete shared work. Teams at more than 68,000 large and small organizations - including Citigroup, eBay, Coca-Cola, Visa, BMW and NASA - use Atlassian's project tracking, content creation and sharing, real-time communication and service management products to work better together and deliver quality results on time. Learn about products including JIRA Software, Confluence, HipChat, Bitbucket and JIRA Service Desk at https://atlassian.com.

Investor Relations Contact
Ian Lee
IR@atlassian.com
Media Contact
Paul Loeffler
press@atlassian.com
Forward-Looking Statements
This press release contains forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, which statements involve substantial risks and uncertainties. All statements other than statements of historical fact could be deemed forward looking, including risks and uncertainties related to the anticipated benefits of the Trello acquisition, the ability of Atlassian to extend its leadership in powering all types of teamwork, the ability of Atlassian and Trello to close the announced acquisition and the timing of the closing of the acquisition, statements about Atlassian’s products, technology and other key strategic areas, and Atlassian’s financial targets such as revenue, share count and IFRS and non-IFRS financial measures including gross margin, operating margin, net income per diluted share and free cash flow.

Atlassian undertakes no obligation to update any forward-looking statements made in this press release to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law.

The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. You should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent our management’s beliefs and assumptions only as of the date such statements are made.

Further information on these and other factors that could affect our financial results is included in filings we make with the Securities and Exchange Commission from time to time, including the section titled “Risk Factors” in our most recent Forms 20-F and 6-K. These documents are available on the SEC Filings section of the Investor Relations section of our website at: https://investors.atlassian.com.

About Non-IFRS Financial Measures
Our reported results and financial targets include certain non-IFRS financial measures, including non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share, and free cash flow. Management believes that the use of non-IFRS financial measures provides consistency and comparability with our past financial performance, facilitates period-to-period comparisons of our results of operations, and also facilitates comparisons with peer companies, many of which use similar non-IFRS or non-GAAP financial measures to supplement their IFRS or GAAP results. Non-IFRS results are presented for supplemental informational purposes only to aid in understanding our operating results. The non-IFRS results should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from non-IFRS or non-GAAP measures used by other companies.
Our non-IFRS financial measures reflect adjustments based on the items below:

•	Non-IFRS gross profit. Excludes expenses related to share-based compensation and amortization of acquired intangible assets.

•	Non-IFRS operating income. Excludes expenses related to share-based compensation and amortization of acquired intangible assets.

•
Non-IFRS net income and non-IFRS net income per diluted share. Excludes expenses related to share- based compensation, amortization of acquired intangible assets and related income tax effects on these items.

•	Free cash flow. Free cash flow is defined as net cash provided by operating activities less capital expenditures, which consists primarily of purchases of property and equipment.

We exclude expenses related to share-based compensation, amortization of acquired intangible assets and income tax effect on these items from certain of our non-IFRS financial measures as we believe this helps investors understand our operational performance. In addition, share-based compensation expense can be difficult to predict and varies from period to period and company to company due to differing valuation methodologies, subjective assumptions and the variety of equity instruments, as well as changes in stock price. Management believes that providing non-IFRS financial measures that exclude share-based compensation expense, amortization of acquired intangible assets and the tax effects on these items allow for more meaningful comparisons between our operating results from period to period.
We include the effect of our outstanding share options and restricted share units (“RSUs”) in weighted-average shares used in computing non-IFRS net income per diluted share. IFRS excludes the impact of the full weighting of these outstanding equity awards until the effectiveness of our initial public offering (“IPO”). We have presented the full weighting impact of these additional shares from previously granted share options and RSUs, as if they were outstanding from the date of grant, in order to provide investors with insight into the full impact of all potentially dilutive awards outstanding and to provide comparability across periods.
Management considers free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic opportunities, including investing in our business, making strategic acquisitions and strengthening our statement of financial position.
Management uses non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share and free cash flow:

•	As measures of operating performance, because these financial measures do not include the impact of items not directly resulting from our core operations;

•	For planning purposes, including the preparation of our annual operating budget;

•	To allocate resources to enhance the financial performance of our business;

•	To evaluate the effectiveness of our business strategies; and

•	In communications with our board of directors concerning our financial performance.
The tables in this press release titled “Reconciliation of IFRS to Non-IFRS Results” and “Reconciliation of IFRS to Non-IFRS Financial Targets” provide reconciliations of non-IFRS financial measures to the most recent directly comparable financial measures calculated and presented in accordance with IFRS.
We understand that although non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share and free cash flow are frequently used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS.

Atlassian Corporation Plc
Consolidated Statements of Operations
(U.S. $ and shares in thousands, except per share data)
(unaudited)

	Three Months Ended December 31,		Six Months Ended December 31,
	2016	2015	2016	2015
Revenues:
Subscription	$56,326	$33,911	$106,257	$64,378
Maintenance	65,060	53,508	126,801	103,862
Perpetual license	18,210	15,645	35,711	31,146
Other	9,313	6,642	16,927	12,142
Total revenues	148,909	109,706	285,696	211,528
Cost of revenues (1) (2)	26,899	18,473	49,461	34,893
Gross profit	122,010	91,233	236,235	176,635
Operating expenses:
Research and development (1)	69,758	47,846	137,215	93,306
Marketing and sales (1) (2)	27,416	21,713	52,396	37,975
General and administrative (1)	27,475	18,307	54,391	34,909
Total operating expenses	124,649	87,866	244,002	166,190
Operating income (loss)	(2,639)	3,367	(7,767)	10,445
Other non-operating income (expense), net	(251)	(181)	(314)	(784)
Finance income	1,441	123	2,763	169
Finance costs	(38)	(49)	(45)	(57)
Income (loss) before income tax benefit (expense)	(1,487)	3,260	(5,363)	9,773
Income tax benefit (expense)	(211)	1,805	1,028	374
Net income (loss)	$(1,698)	$5,065	$(4,335)	$10,147
Net income (loss) per share attributable to ordinary shareholders:
Basic	$(0.01)	$0.03	$(0.02)	$0.06
Diluted	$(0.01)	$0.03	$(0.02)	$0.06
Weighted-average shares outstanding used to compute net income (loss) per share attributable to ordinary shareholders:
Basic	221,316	160,328	219,910	152,168
Diluted	221,316	165,730	219,910	155,576

(1)Amounts include share-based payment expense, as follows:

	Three Months Ended December 31,		Six Months Ended December 31,
	2016	2015	2016	2015
Cost of revenues	$1,505	$1,301	$2,844	$2,507
Research and development	16,159	7,777	33,158	13,698
Marketing and sales	3,089	3,064	6,604	5,806
General and administrative	7,053	2,910	15,723	7,137

(2)Amounts include amortization of acquired intangible assets, as follows:

	Three Months Ended December 31,		Six Months Ended December 31,
	2016	2015	2016	2015
Cost of revenues	$2,198	$1,830	$4,400	$3,575
Marketing and sales	219	22	415	43

Atlassian Corporation Plc
Consolidated Statements of Financial Position
(U.S. $ in thousands)

	December 31, 2016	June 30, 2016
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$336,162	$259,709
Short-term investments	459,112	483,405
Trade receivables	27,608	15,233
Current tax receivables	6,301	6,013
Prepaid expenses and other current assets	17,053	14,178
Total current assets	846,236	778,538
Non-current assets:
Property and equipment, net	49,687	58,762
Deferred tax assets	138,864	127,411
Goodwill	22,584	7,138
Intangible assets, net	17,332	13,577
Other non-current assets	8,404	5,547
Total non-current assets	236,871	212,435
Total assets	$1,083,107	$990,973
Liabilities
Current liabilities:
Trade and other payables	$56,245	$57,886
Current tax liabilities	2,457	286
Provisions	4,852	4,716
Deferred revenue	195,556	173,612
Total current liabilities	259,110	236,500
Non-current liabilities:
Deferred tax liabilities	9,683	6,639
Provisions	2,169	2,170
Deferred revenue	9,988	7,456
Other non-current liabilities	9,955	6,545
Total non-current liabilities	31,795	22,810
Total liabilities	$290,905	$259,310
Equity
Share capital	$22,240	$21,620
Share premium	447,468	441,734
Other capital reserves	306,507	244,335
Other components of equity	1,047	4,699
Retained earnings	14,940	19,275
Total equity	$792,202	$731,663
Total liabilities and equity	$1,083,107	$990,973

Atlassian Corporation Plc
Consolidated Statements of Cash Flows
(U.S. $ in thousands)
(unaudited)

	Three Months Ended December 31,		Six Months Ended December 31,
	2016	2015	2016	2015
Operating activities
Income (loss) before income tax	$(1,487)	$3,260	$(5,363)	$9,773
Adjustments to reconcile income (loss) before income tax to net cash provided by operating activities:
Depreciation and amortization	11,253	5,372	19,295	9,906
Loss (gain) on sale of investments and other assets	(65)	137	(407)	137
Net unrealized foreign currency loss (gain)	(115)	(130)	(208)	434
Share-based payment expense	27,806	15,052	58,329	29,148
Interest income	(1,441)	(123)	(2,763)	(169)
Changes in assets and liabilities:
Trade receivables	(12,695)	(2,866)	(12,068)	(1,588)
Prepaid expenses and other assets	2,416	164	(2,770)	(2,754)
Trade and other payables, provisions and other non-current liabilities	5,135	5,962	(3,399)	(4,742)
Deferred revenue	16,629	7,551	24,317	14,252
Interest received	1,381	23	3,677	106
Income tax paid, net of refunds	(1,418)	(2,503)	(2,779)	(8,200)
Net cash provided by operating activities	47,399	31,899	75,861	46,303
Investing activities
Business combinations, net of cash acquired	—	—	(18,295)	—
Purchases of property and equipment	(2,907)	(3,133)	(5,298)	(9,288)
Proceeds from sale of other assets	—	—	342	—
Purchases of investments	(81,628)	(112,243)	(233,364)	(116,643)
Proceeds from maturities of investments	22,250	15,040	57,100	34,622
Proceeds from sales of investments	86,706	—	198,588	—
Increase in restricted cash	(3,369)	—	(3,369)	—
Payment of deferred consideration	(750)	—	(935)	(1,025)
Net cash provided by (used in) investing activities	20,302	(100,336)	(5,231)	(92,334)
Financing activities
Proceeds from issuance of ordinary shares upon initial public offering, net of offering costs	—	433,192	—	431,447
Proceeds from exercise of share options	2,151	2,291	5,868	3,502
Employee payroll taxes paid related to net share settlement of equity awards	—	(5,395)	—	(5,395)
Net cash provided by financing activities	2,151	430,088	5,868	429,554
Effect of exchange rate changes on cash and cash equivalents	(435)	285	(45)	(349)
Net increase in cash and cash equivalents	69,417	361,936	76,453	383,174
Cash and cash equivalents at beginning of period	266,745	208,332	259,709	187,094
Cash and cash equivalents at end of period	$336,162	$570,268	$336,162	$570,268

Atlassian Corporation Plc
Reconciliation of IFRS to Non-IFRS Results
(U.S. $ and shares in thousands, except per share data)
(unaudited)

	Three Months Ended December 31,		Six Months Ended December 31,
	2016	2015	2016	2015
Gross profit
IFRS gross profit	$122,010	$91,233	$236,235	$176,635
Plus: Share-based payment expense	1,505	1,301	2,844	2,507
Plus: Amortization of acquired intangible assets	2,198	1,830	4,400	3,575
Non-IFRS gross profit	$125,713	$94,364	$243,479	$182,717
Operating income
IFRS operating income (loss)	$(2,639)	$3,367	$(7,767)	$10,445
Plus: Share-based payment expense	27,806	15,052	58,329	29,148
Plus: Amortization of acquired intangible assets	2,417	1,852	4,815	3,618
Non-IFRS operating income	$27,584	$20,271	$55,377	$43,211
Net income
IFRS net income (loss)	$(1,698)	$5,065	$(4,335)	$10,147
Plus: Share-based payment expense	27,806	15,052	58,329	29,148
Plus: Amortization of acquired intangible assets	2,417	1,852	4,815	3,618
Less: Income tax effects and adjustments	(6,861)	(2,859)	(14,425)	(5,424)
Non-IFRS net income	$21,664	$19,110	$44,384	$37,489
Net income per share
IFRS net income (loss) per share - basic	$(0.01)	$0.03	$(0.02)	$0.06
Plus: Share-based payment expense	0.13	0.10	0.27	0.20
Plus: Amortization of acquired intangible assets	0.01	0.01	0.02	0.02
Less: Income tax effects and adjustments	(0.03)	(0.02)	(0.07)	(0.03)
Non-IFRS net income per share - basic	$0.10	$0.12	$0.20	$0.25

IFRS net income (loss) per share - diluted	$(0.01)	$0.03	$(0.02)	$0.06
Plus: Share-based payment expense	0.12	0.09	0.25	0.17
Plus: Amortization of acquired intangible assets	0.01	0.01	0.02	0.02
Less: Income tax effects and adjustments	(0.03)	(0.02)	(0.06)	(0.03)
Non-IFRS net income per share - diluted	$0.09	$0.11	$0.19	$0.22
Weighted-average diluted shares outstanding
Weighted-average shares used in computing diluted IFRS net income (loss) per share	221,316	165,730	219,910	155,576
Plus: Dilution from share options and RSUs (1)	13,288	—	14,487	—
Plus: Dilution from share options and RSUs granted in periods prior to IPO (2)	—	14,046	—	16,571
Weighted-average shares used in computing diluted non-IFRS net income per share	234,604	179,776	234,397	172,147
Free cash flow
IFRS net cash provided by operating activities	$47,399	$31,899	$75,861	$46,303
Less: Capital expenditures	(2,907)	(3,133)	(5,298)	(9,288)
Free cash flow	$44,492	$28,766	$70,563	$37,015

(1) The effects of these dilutive securities were not included in the IFRS calculation of diluted net loss per share for the three and six months ended December 31, 2016 because the effect would have been anti-dilutive.
(2) Gives effect to share options and RSUs in periods prior to our IPO for comparability.

Atlassian Corporation Plc
Reconciliation of IFRS to Non-IFRS Financial Targets
(U.S. $)

	Three Months Ending March 31, 2017	Fiscal Year Ending June 30, 2017
Revenue	$155 million to $157 million	$611 million to $615 million

IFRS gross margin	80%	81% to 82%
Plus: Share-based payment expense	2	1
Plus: Amortization of acquired intangible assets	2	2
Non-IFRS gross margin	84%	84% to 85%

IFRS operating margin	(24%)	(16%)
Plus: Share-based payment expense	33	29
Plus: Amortization of acquired intangible assets	3	2
Non-IFRS operating margin	12%	15%

IFRS net loss per share - diluted	($0.15)	($0.30) to ($0.29)
Plus: Share-based payment expense	0.22	0.75
Plus: Amortization of acquired intangible assets	0.02	0.07
Less: Income tax effects and adjustments	(0.03)	(0.20)
Non-IFRS net income per share - diluted	$0.06	$0.32 to $0.33
Weighted-average shares used in computing diluted non-IFRS net income per share	235 million to 237 million	234 million to 236 million

IFRS net cash provided by operations		$175 million to $180 million
Less: Capital expenditures		(15 million)
Free cash flow		$160 million to $165 million